TENFOLD CORPORATION

698 West 10000 South

South Jordan, Utah 84095

June 9, 2006

Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	TenFold Corporation

Registration Statement on Form S-1

File No. 333-133415

Dear Ms. Jacobs:

This letter is in reference to the Registration Statement on Form S-1, filed by TenFold Corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”) on April 20, 2006, as amended by Amendment No. 1 filed on June 2, 2006 and Amendment No. 2 filed on June 7, 2006 (the “Registration Statement”).

The Company hereby requests acceleration of the effective date of the Registration Statement, so that the Registration Statement will be declared effective by the Commission as of noon, Eastern time, on Monday, June 12, 2006.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

In addition, the Company acknowledges that the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

When the Staff has granted the acceleration requested above, we would appreciate it if you would contact Mr. Brett J. Rodda, Esq. of Munger Tolles, and Olson, at (213) 683-9161.

If you have any questions regarding this letter or if I can provide any further information, please do not hesitate to call me at (801) 619-8116.

Sincerely,

/s/ Robert P. Hughes
Robert P. Hughes
Chief Financial Officer and
Chief of Staff

cc: Brett J. Rodda, Esq.

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